[Corning Natural Gas Letterhead]
Via EDGAR
June 29, 2007
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Corning Natural Gas Corporation
Registration Statement on Form S-3
SEC File No. 333-141858
Dear Mr. Owings,
Pursuant to Rule 477 of the Securities Act of 1933, Corning Natural Gas Corporation respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-141858), originally filed on April 3, 2007 and amended on May 4, 2007 (the “Registration Statement”). Corning requests the withdrawal of the Registration Statement because it has not met the requirements of General Instruction I.A.3(b) of Form S-3 that requires a registrant to file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of such registration statement. Corning did not sell any of its securities pursuant to the Registration Statement. Corning will meet the requirements of General Instruction I.A.3(b) of Form S-3 on July 2, 2007 and intends to file a new registration statement on Form S-3 on that date.
If you have any questions regarding this matter, please contact our counsel, Christopher J. Hubbert of Kohrman Jackson & Krantz P.L.L., at 216-736-7215.
Very truly yours,
Corning Natural Gas Corporation

/s/ Michael I. German

By:	Michael I. German
Its:	Chief Executive Officer and President

cc:	Scott Anderegg, Staff Attorney
Christopher J. Hubbert, Esq.